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                              DEWEY BALLANTINE LLP

                           1301 AVENUE OF THE AMERICAS
                               NEW YORK 10019-6092
                        TEL 212 259-8000 FAX 212 259-6333


AILEEN MEEHAN
212-259-6910
ameehan@dbllp.com


                                                May 2, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-0305

Attn: Mr. Jeffrey Riedler, Assistant Director
------------------------------------------------

         Re:  Darwin Professional Underwriters, Inc.
              Amendment No. 2 to Form S-1 Registration Statement
              (the "Registration Statement") File No. 333-132355
               -------------------------------------------------

Dear Mr. Riedler:

     On behalf of Darwin Professional Underwriters, Inc., a Delaware corporation ("DPUI" or the "Company"), we filed via Edgar on May 2, 2006 Amendment No. 2 (the "Amendment") to DPUI's Registration Statement, originally filed on March 10, 2006.

     Set forth below are the responses of the Company to the comments of the staff of the U.S. Securities and Exchange Commission (the "Staff") contained in the Staff's letter to the Company dated May 1, 2006. The responses below are numbered to correspond with the numbered paragraphs of the Staff's comment letter. The references below to page numbers refer to the pages in the blacklined courtesy copies of the Amendment which are being sent to you separately. Please note that the Amendment also includes first quarter 2006 financial information and certain other updating changes.





       NEW YORK WASHINGTON.D.C. LOS ANGELES EAST PALO ALTO HOUSTON AUSTIN
                   LONDON WARSAW FRANKFURT MILAN ROME BEIJING


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Securities and Exchange Commission
Page 2
May 2, 2006



Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40
-------------------

Ongoing Arrangements with the Capitol Companies, page 42
--------------------------------------------------------

1. Refer to your response to comment 38. Please revise your disclosure to include additional discussion of management's expectations as a known trend about its future reliance on business written under these agreements. Include separate discussions for the amounts that are written in jurisdictions where you are not currently licensed, and are therefore assumed to decline and be phased out as you become licensed, and the amounts written due to your current insurance rating.

     In response to the Staff's comment, disclosure has been added to include additional discussion regarding the Company's dependence on the Capitol Companies. The disclosure includes a tabular presentation of the various jurisdictions where the Company's insurance company subsidiaries are not currently licensed or eligible to write business. That table includes the months that these applications were filed or are expected to be filed.

     As stated in the filing, the Company believes that most of its rating sensitive insureds are public companies purchasing D&O insurance. Accordingly, a second table is also included which shows the amount of public D&O gross premiums written for each period presented as a percentage of the total gross premiums written for such period. The Company believes that public D&O gross premiums written is the best available indicator of rating sensitive business going forward. Please see revised disclosure marked at pages 14-15, 47-48 and 90-91 of the blacklined Amendment.

Critical Accounting Estimates, page 44
--------------------------------------

Loss and Loss Adjustment Expense Reserves, page 44
--------------------------------------------------

2. Refer to your response to comment 42. In addition to the revised disclosure that you provided, please also include the following information in your discussion:

     o Include a discussion of why you feel that it is appropriate to select the methodology that generates the highest reserve.

        In response to the Staff's comment, disclosure has been added to include a discussion of why the Company has selected the methodology that generates the highest reserve. Please see revised disclosure marked at pages 51-52 of the blacklined Amendment.
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Securities and Exchange Commission
Page 3
May 2, 2006

     o Revise your discussion of the key drivers to include a more detailed discussion of the historical development of these key drivers including any changes made as a result of this development.

        Disclosure has also been added to provide a more detailed discussion of the historical development of the key drivers of the methodology, including a discussion of any changes made as a result of this development. Please see revised disclosure marked at page 52 of the blacklined Amendment.

     o Include a discussion of the extent that your reinsurance program will have on the sensitivity analysis provided on pages 47 and 48.

        Disclosure has been added to address the effect of the Company's reinsurance program on the sensitivity table. Please see revised disclosure marked at pages 54-55 of the blacklined Amendment.

Consolidated Results of Operations, page 51
-------------------------------------------

3. We considered your response to comment 40 along with the additional disclosure. We believe that the exclusion of recurring items as presented in "Underwriting gain (loss)" is inconsistent with the existing non-GAAP guidance. Please remove references to this measure.

     In response to the Staff's comment, all references to "Underwriting gain
     (loss)" have been removed.

Financial Statements, page F-1
-------------------------------

Consolidated Balance Sheets, page F-3
-------------------------------------

4. Refer to your response to comment 45. We maintain that a presentation of the pro forma effects of the issuance of the Series B preferred shares in a manner similar to the pro forma information that you provided on page 38.

     In response to the Staff's comment, the disclosure in the audited financial statements has been expanded. Note 23, Pro Forma Earnings per Share and Pro Forma Capital (unaudited), to the audited financial statements included in the prospectus (page F-32) sets forth a pro forma presentation of stockholders' equity and total capitalization at December 31, 2005 assuming the completion of the Company's reorganization transaction. Specifically, the pro forma presentation gives effect to the exchange of 400,000 shares of common stock held by Alleghany for 9,560 shares of Series A Preferred Stock of the Company, the issuance of 197,178 shares of Series B Convertible Preferred Stock of the Company to Alleghany in exchange for all of the issued and outstanding shares of common stock of Darwin Group, Inc., and the expected issuance of the 8,750

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Securities and Exchange Commission
Page 4
May 2, 2006


     shares of common stock remaining available for issuance under the Company's Restricted Stock Plan. In addition, a reference to Note 23 has been added to the consolidated balance sheet included in the audited financial statements.

Consolidated Statements of Operations, page F-4
-----------------------------------------------

5. Refer to your response to comment 46. Please revise this presentation to include reported earnings per share for each period presented.

     In response to the Staff's comment, disclosure of "earnings (loss) per share" has been added for each period presented on the Consolidated Statements of Operations (page F-4) and in Note 13, Earnings (Loss) per Share, to the audited financial statements included in the prospectus (page F-28). A comparable footnote has been included in the first quarter 2006 financial information (see Note 8 on page F-44).

Notes to Consolidated Financial statements, page F-7
----------------------------------------------------

(5) Reinsurance, page F-16
--------------------------

(c) Reinsurance Effect on Operations, page F-20
------------------------------------------------

6. Refer to your response to comment 49. Please revise this discussion to also include why the impact of the Capitol Companies operations are so significant to you at this point in time. Also include the more quantified discussion of the reasons and amounts for this continued reliance on the Capitol Companies.

     In response to the Staff's comment, the Company has expanded its disclosure in Note 5(c), Reinsurance Effect on Operations, to the audited financial statements included in the prospectus (page F-20) to include discussion of the significance of the impact of the Capitol Companies' operations on the Company. The Company has also included a quantified discussion of the reasons and amounts for the continued reliance on the Capitol Companies. A comparable footnote has been included in the first quarter 2006 financial information (see Note 5 on page F-41).

(20) Segments, page F-29
-------------------------

7. Refer to your response to comment 50. Please revise your disclosure to include a discussion of why net premiums earned by product line is not available along with a statement, if true, that these proportions are generally reflective of the net premiums earned.

     In response to the Staff's comment, the Company has expanded its disclosure in Note 20, Segments, to the audited financial statements included in the prospectus (page F-30) to present gross premiums earned in addition to gross premiums

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Securities and Exchange Commission
Page 5
May 2, 2006



     written for each of the three lines of business that the Company writes. Disclosure has also been added to state that net premiums earned for each of the three lines of business is not available because the reinsurance that is purchased by the Company covers parts of more than one line of business, and the Company does not allocate reinsurance costs to individual lines of business. Also, because reinsurance costs and structure vary by treaty, and because the underlying risks and limit profiles of the various products differ, a pro rata allocation of reinsurance across each line of business would not be representative of the actual cost of reinsurance for each line of business. A comparable footnote has been included in the first quarter 2006 financial information (see Note 13 on page F-45).

If you have any questions or if the Staff has further comment, please call either Aileen C. Meehan at (212) 259-6910 or Margaret Lam at (212) 259-6244.


                                                     Sincerely yours,

                                                     /s/ AILEEN MEEHAN
                                                     -----------------
                                                     Aileen C. Meehan

cc:  Mr. John L. Krug
     Ms. Keira Ino
     Mr. James Atkinson